CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$5,000,000	$573.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

November 2011 Pricing Supplement No. 39 Registration Statement No. 333-169119 Dated November 18, 2011 Filed pursuant to Rule 424(b)(2)

INTEREST RATE STRUCTURED INVESTMENTS

Step Up Callable Range Accrual Notes due November 23, 2021
Based on 6-Month USD LIBOR and the S&P 500® Index
Subject to early redemption and as further described below, interest will accrue and be payable on the Notes quarterly, in arrears, at a rate equal to the product of (i) the applicable per annum rate described below under “Inside Range Rate” and (ii) the number of calendar days in the applicable Interest Period on which (a) the S&P 500® Index Level is greater than or equal to 870 and (b) 6-month USD LIBOR is greater than or equal to 0.00% and less than or equal to 6.00%, divided by (iii) the total number of calendar days in that Interest Period; subject to a minimum interest rate of 0.00% per annum and a maximum interest rate equal to the applicable per annum rate described below under “Inside Range Rate”. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including the repayment of principal at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

FINAL TERMS
Issuer:	Barclays Bank PLC
Principal Amount:	$5,000,000
Issue Price:	$1,000 per Note (see “Commissions and Issue Price” below)
Original Trade Date:	November 18, 2011
Original Issue Date:	November 23, 2011
Maturity Date:	November 23, 2021, subject to Redemption at the Option of the Company (as set forth below).
Interest Rate Type:	Other (see description in this pricing supplement)
Day Count Convention:	30/360
Reference Asset/Reference Rate:	LIBOR (Designated LIBOR Page: Reuters: LIBOR01) and S&P 500® Index (see “Index” below and “The S&P 500® Index” in this pricing supplement).
Reference Rate Index Maturity:	6 months
Maximum Interest Rate:	For any Interest Period, the Inside Range Rate specified for that Interest Period under “Inside Range Rates and Outside Range Rates” below.
Minimum Interest Rate:	For any Interest Period, the Outside Range Rate specified for that Interest Period under “Inside Range Rates and Outside Range Rates” below.
Interest Rate Formula:	For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the sum of:

	(a)	the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor; and
	(b)	the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor.
Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which (A) the level of the Reference Rate observed on that day is within the applicable Reference Rate Range—that is, at or above the applicable Lower Barrier and at or below the applicable Upper Barrier; and (B) the S&P 500® Index Level observed on that day is greater than or equal to the applicable S&P 500® Index Barrier, divided by the total number of calendar days in that Interest Period. Notwithstanding anything else to the contrary, if any calendar day during an Interest Period is not a Business Day, then the Reference Rate will equal the Reference Rate observed on the immediately preceding Business Day and if any calendar day during an Interest Period is not an Index Business Day or if the S&P 500® Index is subject to a Market Disruption Event, then the S&P 500® Index Level will equal the S&P 500® Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred.

Rate Cut-Off:

For any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date and (B) the S&P 500® Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the S&P 500® Index Level observed on such fifth Index Business Day prior to that Interest Payment Date.

Index:

S&P 500® Index (the “Index”). The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth herein under “The S&P 500® Index” and the section entitled “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

S&P 500® Index Level:

For any Index Business Day, the closing level of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-96 of the prospectus supplement.

Inside Range Rates and Outside Range Rates:	For Interest Periods commencing on or after:	Inside Range Rate (per annum)	Outside Range Rate (per annum)

	Original Issue Date	5.20%	0.00%
	November 23, 2014	6.00%	0.00%
	November 23, 2017	7.00%	0.00%
	November 23, 2020	8.00%	0.00%
Reference Rate Range (the “Range”):	For Interest Periods commencing on or after:	Lower Barrier	Upper Barrier

	Original Issue Date	0.00%	6.00%

S&P 500® Index Barrier:	For Interest Periods commencing on or after:		S&P 500® Index Barrier

	Original Issue Date		870
Index Business Day:

A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Business Day:	New York; London.
Business Day Convention:	Following, Unadjusted
Interest Payment Dates:	☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually,

payable in arrears on the 23rd day of each February, May, August and November, commencing on February 23, 2012 and ending on the Maturity Date or the Early Redemption Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date).

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date beginning on November 23, 2012, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable.
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP:	06738KZK0
ISIN:	US06738KZK05
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	1.25%	98.75%
Total	$5,000,000	$62,500	$4,937,500

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to 1.25% of the principal amount of the Notes, or $12.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND THE INDEX SUPPLEMENT, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus dated August 31, 2010
Prospectus Supplement dated May 27, 2011; and
Index Supplement dated May 31, 2011

See “Additional Terms of the Notes” on page 3 of this pricing supplement. The Notes will have the terms specified in the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, the index supplement dated May 31, 2011 and this pricing supplement. See “Risk Factors” on page 5 of this pricing supplement, “Risk Factors” beginning on page S-6 of the prospectus supplement, and “Risk Factors” beginning on page IS-2 of the index supplement for risks related to investing in the Notes.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc.

November 2011	Page 2

Step Up Callable Range Accrual Notes due November 23, 2021
Based on 6-Month USD LIBOR and the S&P 500® Index

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:
http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus supplement dated May 27, 2011:
http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Index supplement dated May 31, 2011:
http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations, are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Subject to early redemption and as further described herein, interest will accrue and be payable on the Notes quarterly, in arrears, at a rate equal to the product of (i) the applicable per annum rate described above under “Inside Range Rate” and (ii) the number of calendar days in the applicable Interest Period on which (a) the S&P 500® Index Level is greater than or equal to 870 and (b) 6-month USD LIBOR is greater than or equal to 0.00% and less than or equal to 6.00%, divided by (iii) the total number of calendar days in that Interest Period; subject to a minimum interest rate of 0.00% per annum and a maximum interest rate equal to the applicable per annum rate described above under “Inside Range Rate”. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Selected Risk Factors

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement and the “Risk Factors” section beginning on page IS-2 of the index supplement. We urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the Notes.

•

Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate and/or the Index. Instead, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on whether, and the extent to which, during a given Interest Period, the Reference Rate is within the Reference Rate Range—at or above the Lower Barrier and at or below the Upper Barrier, and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier. For each calendar day in an Interest Period on which the Reference Rate is within the Reference Rate Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, the Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the Reference Rate Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, the Outside Range Rate will accrue.

November 2011	Page 3

Step Up Callable Range Accrual Notes due November 23, 2021
Based on 6-Month USD LIBOR and the S&P 500® Index

As a result, if the Reference Rate is outside the Reference Rate Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the Reference Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period. If, on every calendar day in an Interest Period, the Reference Rate is outside the Reference Rate Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, then you will receive only the Outside Range Rate for that Interest Period. In this case, because the Outside Range Rate is 0% per annum, you would receive no interest payment on the related Interest Payment Date. If the Reference Rate is outside the Reference Rate Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive only the Outside Range Rate for each Interest Period. In this case, because the Outside Range Rate for each Interest Period is 0% per annum, you would receive no interest payments on your Notes throughout their term.

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Rate Cut-Off Provision May Adversely Impact Interest Accrued on the Notes—For any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date and (B) the S&P 500® Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the S&P 500® Index Level observed on such fifth Index Business Day prior to that Interest Payment Date. Therefore, if the Reference Rate on the fifth Business Day prior to the related Interest Payment Date is outside the Reference Rate Range or the S&P 500® Index Level is less than the S&P 500® Index Barrier on the fifth Index Business Day prior to the related Interest Payment Date, no interest will accrue for that day or the remainder of the Interest Period, even if the Reference Rate is within the Reference Rate Range and the S&P 500® Index Level equals or exceeds the S&P 500® Index Barrier on any day during that time.

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Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date beginning on November 23, 2012. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

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Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any payment at maturity, on an interest payment date, or in the event of early redemption, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

▪

Maximum Interest Rate—Since a Maximum Interest Rate is specified on the cover page hereof, the Interest Rate on the Notes for the relevant Interest Periods (on or after any applicable date specified on the cover page hereof) will be limited to the specified Maximum Interest Rate. As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will reflect the Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Taxes—As discussed in more detail below, your Notes should be subject to the rules governing contingent payment debt instruments. As a consequence of those rules, you will likely be required to include an amount of interest in income in certain periods that exceeds, or is less than, the interest that is due on your Notes in such periods. If you are an initial purchaser, in the aggregate, if you hold your Notes to maturity, the total amount of income you include should equal the total amount of interest you receive. However, the application of rules governing contingent payment debt instruments to your Notes is unclear, and you should consult your tax advisor as to U.S. federal income tax consequences of investing in the Notes.

November 2011	Page 4

Step Up Callable Range Accrual Notes due November 23, 2021
Based on 6-Month USD LIBOR and the S&P 500® Index

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates or of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate and the S&P 500® Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

	o	the expected volatility of the Reference Rate, the Index and the underlying components of the Index;
	o	the time to maturity of the Notes;
	o	interest and yield rates in the market generally;
	o	the dividend rate on the common stocks underlying the Index;
	o	a variety of economic, financial, political, regulatory or judicial events; and
	o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

November 2011	Page 5

Step Up Callable Range Accrual Notes due November 23, 2021
Based on 6-Month USD LIBOR and the S&P 500® Index

Hypothetical Interest Rate and Interest Payment Calculations

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

          Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the levels of the Reference Rate and the S&P 500® Index Level are determined, and the level for the Reference Rate is then evaluated relative to the Range (that is, whether the Reference Rate on that day is at or above the Lower Barrier and at or below the Upper Barrier) and the S&P 500® Index Barrier. Under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on the Accrual Factor. The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which (i) the Reference Rate is within the Range and (ii) the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, and the denominator reflects the total number of calendar days in that Interest Period.

          Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is within the Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, the Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, the Outside Range Rate will accrue.

Stated mathematically, the interest rate per annum for any Interest Period to which the Interest Rate Formula applies will be equal to the sum of:

(a)	the product of (1) the Inside Range Rate and (2) the applicable Accrual Factor, and

(b)	the product of (1) the Outside Range Rate and (2) one minus the applicable Accrual Factor.

As the Inside Range Rate is greater than the Outside Range Rate, the maximum possible per annum interest rate for any Interest Period to which the Interest Rate Formula applies is the Inside Range Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier. As a result, the per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”.

          Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under different Accrual Factor scenarios. For purposes of these examples, we have assumed that the Inside Range Rate for the Interest Period is 5.20% and the Outside Range Rate is 0.00%. We have further assumed that the Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate and/or the Index. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

November 2011	Page 6

Step Up Callable Range Accrual Notes due November 23, 2021
Based on 6-Month USD LIBOR and the S&P 500® Index

Inside Range Rate	Number of calendar days on which the Reference Rate was within the Range and the S&P 500® Index Level was greater than or equal to the S&P 500® Index Barrier	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Interest Payment Amount (per $1,000 Note)[3]

5.20%	90	100.00%	5.20%	1.30%	$13.00

5.20%	60	66.67%	3.466%	0.866%	$8.66

5.20%	30	33.33%	1.733%	0.433%	$4.33

5.20%	0	0.00%	0.00%	0.00%	$0.00

1.

The interest rate per annum is equal to the sum of (a) the product of (1) the Inside Range Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the Outside Range Rate and (2) one minus the applicable Accrual Factor. For purposes of these examples, the Outside Interest Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the Inside Range Rate times the Accrual Factor, and no interest will accrue for any days during the Interest Period on which the Reference Rate was outside the Range.

2.	Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).

3.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is within the Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, the related Accrual Factor would equal 100%, or 1.0. In this case, the Inside Range Rate of 5.20% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 5.20%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $13.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 5.20% x (90/360) = 1.30%

Interest Payment = $1,000 x 1.30% = $13.00

Example 2: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is outside the Range and the S&P 500® Index Level is less than the S&P 500® Index Barrier, the related Accrual Factor would equal 0%, or 0.0. In this case, the Outside Range Rate of 0.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate is within the Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, on 33.33% of the calendar days in the relevant Interest Period, but the Reference Rate is outside the Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333. In this case, the Inside Range Rate of 5.20% would accrue for 33.33% of the days in that Interest Period, while the Outside Range Rate of 0.00% would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 1.733%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (5.20% x 0.3333) + (0.00% x [1 – 0.3333]) = 1.733%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $4.33 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 1.733% x (90/360) = 0.433%

Interest Payment = $1,000 x 0.433% = $4.33

November 2011	Page 7

Step Up Callable Range Accrual Notes due November 23, 2021
Based on 6-Month USD LIBOR and the S&P 500® Index

The S&P 500® Index

Information about the S&P 500® Index

The S&P 500® Index (the “Index”) is published by Standard & Poor’s Financial Services LLC (“S&P”). The Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The Index does not reflect the payment of dividends on the component stocks included in the index. Because of this, the calculation of S&P 500® Index Level will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes. The information on the Index provided in this pricing supplement should be read together with the section entitled “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly closing levels of the Index from January 1, 2006 through November 18, 2011. The closing level of the Index on November 18, 2011 was 1,215.65 for historical purposes only.

We obtained the closing levels of the Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the index on any calendar day during the term of the Notes.

S&P 500® Index Historical Performance January 1, 2006 to November 18, 2011

Past performance is not indicative of future results

The following table sets forth the published high and low index closing levels, as well as end-of-quarter index closing levels, for each quarter in the period from January 1, 2006 through November 18, 2011. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on any calendar day during the

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term of the Notes. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.

S&P 500® Index	High	Low	Period End

2006
First Quarter	1,307.26	1,264.78	1,294.83
Second Quarter	1,326.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.26
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter (through November 18, 2011)	1,285.09	1,099.23	1,215.65

Past performance is not indicative of future results.

Reference Rate

“LIBOR” as described in the prospectus supplement section entitled “Reference Assets—LIBOR” with an index maturity of 6 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

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Historical Information

The following graph sets forth the historical percentage levels of the Reference Rate for the period from January 1, 2006 to November 18, 2011. The historical levels of the Reference Rate should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the accompanying prospectus supplement.

Material United States Federal Income Tax Treatment

The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member

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of a class of holders subject to special rules or are otherwise excluded from the discussion in the accompanying prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The tax treatment of your Notes depends upon whether, as of the issue date, there is a single payment schedule under the terms of the Notes that is significantly more likely than not to occur. We intend to take the position that there is no such schedule and, except as otherwise noted below under “—Alternative Treatments”, the discussion below assumes that such position will be respected. The Internal Revenue Service, however, may disagree with our position and conclude that the Notes should be subject to special rules for Notes that provide for alternative payment schedules if one of such schedules is significantly more likely than not to occur. For a further discussion of such rules see “—Alternative Treatments” below.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made on the Notes, if any. This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield or payments on the Notes will be. In addition to accruing interest income in accordance with the comparable yield and projected payment schedule, you will be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. You will not be required to separately include in income the quarterly interest payments you receive on the Notes, if any. It is not entirely clear how, under the rules governing contingent payment debt instruments, the maturity date for debt instruments (such as your Notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your Notes (and we intend to make the computation in such a manner) based on the assumption that your Notes will remain outstanding until the stated maturity date. It is possible that any Form 1099-OID you receive in respect of the Notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

One consequence of the application of the contingent payment debt instrument rules to your Notes is that you will likely be required to include an amount of interest in income in certain periods that exceeds, or is less than, the interest that is due on your Notes in such periods. In the aggregate, if you hold your Notes to maturity, the total amount of income you include should equal the total amount of interest you received.

Any gain you may recognize on the sale, early redemption or maturity of the Notes will be taxed as ordinary interest income and any loss you may recognize on the sale, early redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Alternative Treatments. The application of the rules governing contingent payment debt instruments to your Notes is unclear and the Internal Revenue Service could assert that the tax consequences to you are different than those described above. For example, it is possible that the Internal Revenue Service could assert that our option to redeem the Notes should be taken into

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account in determining the maturity of the Notes. In such case, it is possible the comparable yield and projected payment schedule in respect of the Notes could be materially different than the one provided to you by us. If our option to redeem the Notes is taken into account in determining the maturity of the Notes, it is also possible that your Notes could be treated as variable rate debt instruments, in which case gain or loss from the sale or maturity of the Notes could be capital gain or loss and you would be required to include in income an amount of interest equal to the interest paid on your Notes during your taxable year. The rules applicable to variable rate debt instruments are discussed further under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

It is also possible that the Internal Revenue Service could determine that the Notes should be subject to special rules for notes that provide for alternative payment schedules if, as of the issue date, one of such schedules is significantly more likely than not to occur. If your Notes are subject to those rules, the Notes would not be treated as contingent payment debt instruments and you would be required to include the stated interest on your Notes in income as it accrues even if you otherwise use the cash basis method of accounting for tax purposes. The rules applicable to notes that provide alternative payment schedules if one of such schedules is significantly more likely than not to occur are discussed further under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes— Notes With a Payment Schedule that is Significantly More Likely than Not to Occur” in the accompanying prospectus supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it finalizes the form on which to report the relevant information. However, once the Internal Revenue Service finalizes the form, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such form. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations— Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken. The Agent will receive commissions from the Issuer equal to 1.25% of the principal amount of the notes, or $12.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

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